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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 3)


                                USX CORPORATION
                              USX CAPITAL TRUST I
                                USX CAPITAL LLC
                       (Name of Subject Company (Issuer))

                       UNITED STATES STEEL LLC (Offeror)
                              to be converted into
                        UNITED STATES STEEL CORPORATION
(Name of Filing Person (Identifying status as Offeror, Issuer or Other Person))

        6.50% Cumulative Convertible Preferred Stock of USX Corporation
    6.75% Convertible Quarterly Income Preferred Securities (QUIPS(SM)) of USX
                                Capital Trust I
  8.75% Cumulative Monthly Income Preferred Shares, Series A (MIPS(R)), of USX
                                  Capital LLC
                         (Title of Class of Securities)

                       902905 819 (USX Corporation)


                     90339 E201 (USX Capital Trust I)


                       P96460 103 (USX Capital LLC)

                     (CUSIP Number of Class of Securities)

                              Dan D. Sandman, Esq.
                         General Counsel, Secretary and
            Senior Vice President--Human Resources & Public Affairs
                                USX Corporation
                                600 Grant Street
                      Pittsburgh, Pennsylvania 15219-4776
                                 (412) 433-1121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person)

                                    COPY TO:

                             Robert B. Pincus, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               One Rodney Square
                           Wilmington, Delaware 19801
                                 (302) 651-3000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
 Check the appropriate boxes below to designate any transactions to which the statement relates:
    [_]Third-party tender offer           [X]Issuer tender offer subject to
       subject to Rule 14d-1.                Rule 13e-4.
    [_]Going-private transaction subject  [_]Amendment to Schedule 13D under
       to Rule 13e-3.                        Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

  SQUIDS(SM) and QUIPS(SM) are registered service marks and MIPS(R) is a registered trademark of Goldman, Sachs & Co.

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   This Amendment amends and supplements the Tender Offer Statement on
Schedule TO filed by United States Steel LLC with the Securities and Exchange Commission on October 12, 2001, as amended November 1 and November 5, 2001, relating to our offers to exchange our 10% Senior Quarterly Debt Securities due 2031 for certain outstanding equity securities of USX Corporation and its wholly-owned subsidiaries.


Item 4. Terms of the Transaction.


   Item 4 is hereby amended and supplemented to include the following information.


    (a) Material Terms.


   United States Steel LLC has decreased the minimum condition. The new minimum condition requires that at least $25 million aggregate principal amount of United States Steel LLC's 10% Senior Quarterly Income Debt Securities due 2031 are issued in the exchange offers. In the original minimum condition, the dollar amount was $150 million.


   Additionally, United States Steel LLC has extended, to 12:00 midnight, New York City time, December 14, 2001, the expiration of the exchange offers. The exchange offers were originally scheduled to expire at 5:00 p.m., New York City time, on December 7, 2001.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: December 10, 2001                      /s/ Gretchen R. Haggerty

                                          By___________________________________
                                                   Gretchen R. Haggerty
                                               Vice President--Accounting &
                                                          Finance